

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar St
Ra'anana, 4366517 Israel

> **Re: Rail Vision Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 12, 2024**
> **File No. 333-278645**

Dear Shahar Hania:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huberman